June 2, 2017

Mr. Joseph Patti
C/o Aviragen Therapeutics
2500 Northiwnds Parkway – Suite 100
Alpharetta, GA 30009

Dear Mr. Patti,

The SC Fundamental Value Fund, L.P. is the owner of 800,000 Aviragen shares and has been an investor in the company since October of last year. We spoke on Yesterday with Chief Financial Officer Mark Colonnese and are concerned that he and, perhaps, Aviragen's Board are misconstruing the import of the company's currently low share price. Our concerns are concentrated in two areas–compensation and strategy–each of which is discussed below.

Compensation:
At March 31, using current assets less all liabilities other than the future royalty account as a proxy, the company's liquidation value was approximately $1 per share. In addition the value of residual royalty streams is certainly measured in the millions of dollars, and there might be some value to BTA074 and the company's other products. In light of these facts, we believe it likely that shareholders could realize proceeds approximating or exceeding $1 per share in an orderly and efficient liquidation.

Based on publicly available information, it appears that since the failure of Vapendavir to meet its clinical endpoints, Aviragen has granted more than two million options to employees at an exercise price of $0.65 per share. Inasmuch as the purpose of these options is to incentivize management to maximize the return realized by shareholders, it seems astonishing, if not cynical, that these options' exercise price is set well below a value which could likely be realized *without any management at all.*

If, for instance, in three years' time shareholders realize, say, $0.90 per share, it would seem clear that they had been poorly served compared to the alternative of liquidating. That company employees would realize a windfall of hundreds of thousands of dollars for this performance is inexplicable.

Implicit in the setting of the option price at market value is an assumption that that value is "fair", and that any increases in it should redound in part to the benefit of management. But a below-liquidation market value is "fair" only in the sense that investors evidently expect management to destroy value.

747 THIRD AVENUE, 27TH FLOOR, NEW YORK, NY 10017
(212) 888-9100 • FAX (212) 813-3420

Rewarding management merely for not doing so, or for doing so less than the market expects, is perverse and clearly not in shareholders' interests.

Strategy

In our discussion with Mr. Colonnese, it became evident that the company's review of strategic alternatives was weighted heavily towards the acquisition of products which could provide near-term clinical data. Indeed, Mr. Colonnese attributed Aviragen's low share price to the absence of excitement associated with the prospective release of such data. Mr. Colonnese seems to be asserting that, having lost the great majority of their investment over the last several years as the company has unsuccessfully developed new products, shareholders are despondent that such efforts might now be diminished.

In our opinion, this analysis is exactly wrong. Again, *Aviragen shares trade at less than liquidation value*. This indicates a fear of management's likely actions, not a desire that more action be taken. We are quite confident that the message of the market–that shareholders are best served by a sale or liquidation of Aviragen–will also be the message of the company's shareholders. We urge that you solicit the opinion of your investors, starting with the largest, before committing *any* additional company resources to a furtherance of operations. Your fiduciary duty requires no less.

We would be pleased to discuss our views in greater detail at your convenience.

Sincerely,

Peter M. Collery

David A Hurwitz